UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

LianDi Clean Technology Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75954P102

 (CUSIP Number)

Haribayashi Keikyo

Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa

Shinagawa-Ku

Tokyo, Japan

0081-3-5781-7310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75954P102	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SJ Asia Pacific Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,675,118
	8	SHARED VOTING POWER 8,206,345 (1)
	9	SOLE DISPOSITIVE POWER 11,675,118
	10	SHARED DISPOSITIVE POWER 8,206,345 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,881,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% (2)
14	TYPE OF REPORTING PERSON* CO

(1) SJ Asia Pacific Ltd. may be deemed to beneficially own the shares held by Hua Shen Trading (International) Ltd. and Rapid Capital Holdings Limited as a result of it being the sole stockholder of Hua Shen Trading (International) Ltd and Rapid Capital Holdings Limited.

(2)  Based on 31,769,084 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2012.

CUSIP No. 75954P102	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Hua Shen Trading (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,838,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,838,620
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,838,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (1)
14	TYPE OF REPORTING PERSON* CO

(1) Based on 31,769,084 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2012.

CUSIP No. 75954P102	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Hirofumi Kotoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,881,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,881,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,881,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% (1)
14	TYPE OF REPORTING PERSON* IN

 (1)  Based on 31,769,084 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2012.

CUSIP No. 75954P102	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Jian Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,881,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,881,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,881,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  Based on 31,769,084 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2012.

CUSIP No. 75954P102	13D	Page 6 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D filed on September 29, 2011 (“Amendment No. 1”) and the original Schedule 13D filed on April 14, 2010 (the “Original 13D”). This Amendment, together with Amendment No. 1 and the Original 13D, is hereby referred to as the “Schedule 13D”.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used and not defined in this Amendment are used as defined in Amendment No. 1 or the Original 13D.

 Item 2.  Identity and Background.

Item 2 is hereby restated as set forth below:

(a)      This Amendment No. 2 to Schedule 13D is filed by SJ Asia Pacific Ltd. (“SJ Asia”), Hua Shen Trading (International) Ltd. (“Hua Shen”), Mr. Hirofumi Kotoi (“Mr. Kotoi”) and Mr. Jian Li (“Mr. Li”) (collectively the “Reporting Persons”).

(b)      The business address and principal office of the Reporting Persons is Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa, Shinagawa-Ku, Tokyo, Japan.

(c)       SJ Asia is a stockholder of the Company and a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the law of Japan.  The core business of SJI Inc. consists of information services, revolving primarily around systems development. SJ Asia is a holding company and not engaged in any business.  Hua Shen serves as a holding company with respect to the investment in the Company of SJ Asia and is a wholly-owned subsidiary of SJ Asia. Mr. Kotoi is a director of the Company and is also a director of SJ Asia and Hua Shen.  Mr. Li is a director of SJ Asia and Hua Shen.

(d)      During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)      During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of SJ Asia and Hua Shen is a company incorporated under the laws of the British Virgin Islands.  Mr. Kotoi is a citizen of Japan and Mr. Li is a citizen of China.

Item 3.  Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and supplemented by adding the following paragraph to the end thereof:

On March 30, 2012, SJ Asia signed an Accord and Satisfaction Agreement pursuant to which it agreed to accept on May 9, 2012 (the “Transfer Date”), in lieu of an outstanding debt in the amount of Japanese Yen (J¥) 539,255,277 (approximately US$6,763,518 at an exchange rate of US$1.00 = J¥80.00 on May 10, 2012), 100% of the shares of Rapid Capital Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“Rapid Capital”). Rapid Capital, in turn, owns 1,367,725 shares of Common Stock of Liandi Clean Technology, Inc. (the “Company”); therefore, SJ Asia indirectly, beneficially owns 1,367,725 shares of Common Stock of the Company through Rapid Capital.

CUSIP No. 75954P102	13D	Page 7 of 8 Pages

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph to the end thereof:

On March 30, 2012, SJ Asia signed an Accord and Satisfaction Agreement with, Huang Liyi, who then owned 100% of the shares of Rapid Capital, and Zhang Zipeng, who was then indebted to SJ Asia in the amount of J¥ 539,255,277 (approximately US$6,763,518 at an exchange rate of US$1.00 = J¥80.00 on May 10, 2012) (the “Indebtedness Amount”). Pursuant to the Accord and Satisfaction Agreement, SJ Asia agreed to accept on the Transfer Date, in lieu of the Indebtedness Amount, 100% of the shares of Rapid Capital. As a result of its acquisition of Rapid Capital, on the Transfer Date, SJ Asia acquired an indirect beneficial ownership in 1,367,725 shares of Common Stock of the Company held by Rapid Capital.

Item 5.  Interest in Securities of the Company.

Item 5 is hereby amended and supplemented by replacing its text in its entirety with the disclosure set forth below:

(a)       SJ Asia beneficially owns an aggregate of 19,881,463 shares of Common Stock of the Company, representing 62.6% of the total issued and outstanding shares of Common Stock, SJ Asia may be deemed to beneficially own the shares held by Hua Shen and Rapid Capital as a result of it being the sole stockholder of each of Hua Shen and Rapid Capital. Mr. Li and Mr. Kotoi beneficially own an aggregate of 19,881,463 shares of Common Stock, representing approximately 62.6% of the total issued and outstanding shares of Common Stock. Although Mr. Kotoi and Mr. Li directly own none of the Common Stock, they may be deemed to be beneficial owners of the shares of Common Stock held by SJ Asia, Hua Shen and Rapid Capital pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b)       Mr. Kotoi and Mr. Li have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, 8,206,345 shares of Common Stock held by SJ Asia, Hua Shen and Rapid Capital.

(c)       Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph to the end thereof:

On March 30, 2012, SJ Asia signed an Accord and Satisfaction Agreement with, Huang Liyi, who then owned 100% of the shares of Rapid Capital, and Zhang Zipeng, who was then indebted to SJ Asia in the amount of J¥ 539,255,277 (approximately US$6,763,518 at an exchange rate of US$1.00 = J¥80.00 on May 10, 2012) (the “Indebtedness Amount”). Pursuant to the Accord and Satisfaction Agreement, SJ Asia agreed to accept on the Transfer Date, in lieu of the Indebtedness Amount, 100% of the shares of Rapid Capital As a result of its acquisition of Rapid Capital, on the Transfer Date, SJ Asia acquired an indirect beneficial ownership in 1,367,725 shares of Common Stock of the Company held by Rapid Capital.

  Item 7.  Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibits:

Exhibit No.:	Title :

10.3	Accord and Satisfaction Agreement dated March 30, 2012, between Huang Liyi, SJ Asian Pacific Limited, and Zhang Zipeng.

99.1	Joint filing agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 11, 2012

SJ ASIA PACIFIC LTD.

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi
Title:	Director

HUA SHEN TRADING (INTERNATIONAL) LTD.

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi
Title:	Director

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi

By:	/s/ Jian Li
Name:	Jian Li